Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: 646-284-9415 eknettel@hfgcg.com

AudioCodes Reports Fourth Quarter & Year End 2004 Results

Quarterly Revenues Rise 9% Sequentially and 87% Year-over-Year

Lod, Israel - January 24, 2005 - AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the fourth quarter and fiscal year ended December 31, 2004.

Revenues for the fourth quarter ended December 31, 2004 were a record $25.2 million compared to $23.1 million for the quarter ended September 30, 2004 and $13.5 million for the quarter ended December 31, 2003. Fourth quarter revenues grew 9% sequentially and increased 87% compared to the fourth quarter of 2003. Net income for the fourth quarter of 2004 was $2.6 million, or $0.07 per basic and $0.06 per diluted share, compared to a net loss of $2.1 million, or $(0.06) per basic and diluted share, for the corresponding period last year.

Revenues for the year ended December 31, 2004 were a record $82.8 million compared to $44.2 million in 2003, a year-over-year increase of $38.5 million or 87%. Net income for the year ended December 31, 2004 was $5.0 million, or $0.13 per basic and $0.12 per diluted share, compared to a net loss of $8.4 million, or $(0.22) per basic and diluted share in 2003.

Cash and cash equivalents, short-term bank deposits, long-term bank deposits and structured notes as of December 31, 2004 were $217.0 million compared to $94.5 million as of September 30, 2004 and $99.2 million as of December 31, 2003.

“In 2004 AudioCodes experienced broad revenue growth across all our VoIP products and business lines. The fourth quarter marked a strong finish to a successful and profitable fiscal 2004. AudioCodes posted record annual and quarterly revenues and achieved quarter over quarter growth for the thirteenth consecutive quarter,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “Our Technology business exhibited an organic growth of 30% over 2003, with market share expansion and sales growth through new design wins. The recently-acquired AudioCodes Ai-Logix division contributed further growth to our Technology business. Our Networking business experienced a record sales growth of 200% compared to 2003, which comprised sales of media gateways and media servers for CPE and core network applications.

“With the accelerated use of VoIP technology for enterprise, wireline, broadband access, and wireless market applications such as 3G, Wi-Fi, fixed-mobile-convergence and many new other initiatives, AudioCodes stands at the crossroads of telecom transition to mainstream VoIP with a full suite of competitive products and solutions to participate in this industry transition. During the fourth quarter, AudioCodes announced partnerships with 3Com, NEC, BayPackets, HOT and others as these companies looked to leverage AudioCodes’ leadership as a specialized VoIP equipment provider.

“As we look upon the first quarter 2005 and beyond, we are confident that AudioCodes is well positioned to capitalize on the robust growth of VoIP on a global scale.  With the right management and ample capital liquidity to fund operations, drive organic growth and facilitate potential focused acquisitions, combined with a wide offering of VoIP products and solutions, AudioCodes is geared for future growth,” continued Mr. Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on January 25, 2005 to discuss the fourth quarter and year end 2004 financial results, which will be simultaneously webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via webcast at the AudioCodes corporate web site at www.audiocodes.com.

About AudioCodes
AudioCodes Ltd. enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect(TM) -- AudioCodes' underlying, best-of- breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. Additional offices are in Boston (MA), Chicago (IL), Research Triangle Park (NC), Somerset (NJ), Beijing, London, Mexico City, Paris and Tokyo.

For more information on AudioCodes, visit http://www.audiocodes.com or call (408) 577-0488.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
	December 31,
	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$166,832	$48,898
Trade receivables, net	14,470	7,717
Other receivables and prepaid expenses	4,608	2,972
Inventories	10,059	4,667

Total current assets	195,969	64,254

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES	50,195	50,270

INVESTMENTS IN AFFILIATED COMPANY	487	491

SEVERANCE PAY FUNDS	4,538	3,618

PROPERTY AND EQUIPMENT, NET	6,694	4,564

INTANGIBLE ASSETS, NET	5,127	1,013

GOODWILL	9,135	4,320

Total assets	$272,145	$128,530

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,541	$4,197
Other payables and accrued expenses	17,981	13,825

Total current liabilities	24,522	18,022

ACCRUED SEVERANCE PAY	4,978	3,990

CONVERTIBLE NOTES	120,660	--

Total shareholders' equity	121,985	106,518

Total liabilities and shareholders' equity	$272,145	$128,530

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2004	2003	2004	2003
			(Unaudited)

Revenues	$82,756	$44,228	$25,241	$13,534

Cost of revenues	34,375	20,037	10,290	6,106

Gross profit	48,381	24,191	14,951	7,428

Operating expenses:
Research and development, net	20,009	15,476	5,526	4,283
Selling and marketing	19,891	14,537	5,545	3,927
General and administrative	4,851	4,066	1,487	1,733

Total operating expenses	44,751	34,079	12,558	9,943

Operating income (loss)	3,630	(9,888)	2,393	(2,515)
Equity in losses of affiliated company	517	429	181	99
Financial income, net	2,166	1,883	550	523

Income (loss) before taxes on income	5,279	(8,434)	2,762	(2,091)
Taxes on income	273	--	172	--

Net income (loss)	$5,006	$(8,434)	$2,590	$(2,091)

Basic net earnings (loss) per share	$0.13	$(0.22)	$0.07	$(0.06)

Diluted net earnings (loss) per share	$0.12	$(0.22)	$0.06	$(0.06)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	38,614	37,509	39,393	37,720

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	42,607	37,509	43,400	37,720